Exhibit 99.2

RECENT DEVELOPMENTS

Reorganization of Upstream and Supply & Marketing segments — Business segment information restated for 2010, 2011 and 2012 for Upstream and Supply & Marketing

Through June 30, 2012, the Upstream and Supply & Marketing segments of the Group (i.e., TOTAL S.A. and its subsidiaries and affiliates, with TOTAL and Group used interchangeably herein) were defined as follows:

•                  Upstream included the exploration and production of hydrocarbons as well as the activities of Gas & Power and New Energies; and

•                  Supply-Marketing included the Group’s worldwide businesses of supplying and marketing petroleum products.

In November, 2011, the Group launched a study on the organization of the business activities of Gas & Power and New Energies. Following the information-consultation procedure concerning affected personnel, this reorganization became effective on July 1, 2012, and the Group’s Upstream and Supply & Marketing segments are now defined as follows:

•                  Upstream includes the exploration and production of hydrocarbons as well as the activities of Gas & Power; and

•                  Supply & Marketing includes the Group’s worldwide businesses of supplying and marketing petroleum products as well as the activities of New Energies.

As a result, information by business segment for certain periods has been restated according to this new and current organization as of July 1, 2012. For informational purposes, an extract of annual restated business segment information for 2010 and 2011 and quarterly restated business segment information for 2011 and 2012 regarding the Upstream and Supply & Marketing segments is provided below.

UPSTREAM

TOTAL

(unaudited)

(M€)	2010	1Q11	2Q11	3Q11	4Q11	2011	1Q12	2Q12	1H12
Non-Group sales	18,526	6,144	5,165	4,770	6,132	22,211	6,177	4,977	11,154
Intersegment sales	22,540	6,939	6,341	6,571	7,450	27,301	8,234	7,751	15,985
Excise taxes	—	—	—	—	—	—	—	—	—
Revenues from sales	41,066	13,083	11,506	11,341	13,582	49,512	14,411	12,728	27,139
Operating expenses	(18,230)	(5,922)	(5,057)	(4,904)	(6,011)	(21,894)	(6,539)	(6,190)	(12,729)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,345)	(1,240)	(1,100)	(1,262)	(1,437)	(5,039)	(1,393)	(1,513)	(2,906)
Operating income	17,491	5,921	5,349	5,175	6,134	22,579	6,479	5,025	11,504
Equity in net income (loss) of affiliates and other items	1,548	358	542	974	324	2,198	543	448	991
Tax on net operating income	(10,146)	(3,532)	(3,281)	(3,420)	(3,333)	(13,566)	(3,986)	(2,911)	(6,897)
Net operating income	8,893	2,747	2,610	2,729	3,125	11,211	3,036	2,562	5,598
Net cost of net debt
Non-controlling interests
Net income

Adjustments (a) (M€)	2010	1Q11	2Q11	3Q11	4Q11	2011	1Q12	2Q12	1H12
Non-Group sales	—	84	(55)	(14)	30	45	(25)	11	(14)
Intersegment sales	—	—	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—	—	—
Revenues from sales	—	84	(55)	(14)	30	45	(25)	11	(14)
Operating expenses	—	—	—	—	—	—	—	(18)	(18)
Depreciation, depletion and amortization of tangible assets and mineral interests	(203)	—	—	(75)	—	(75)	—	—	—
Operating income (b)	(203)	84	(55)	(89)	30	(30)	(25)	(7)	(32)
Equity in net income (loss) of affiliates and other items	192	—	168	554	(40)	682	—	—	—
Tax on net operating income	275	(212)	10	(124)	283	(43)	5	9	14
Net operating income (b)	264	(128)	123	341	273	609	(20)	2	(18)
Net cost of net debt
Non-controlling interests
Net income

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	—	—	—	—	—	—	—	—
On net operating income	—	—	—	—	—	—	—	—	—

Adjusted (M€) (a)	2010	1Q11	2Q11	3Q11	4Q11	2011	1Q12	2Q12	1H12
Non-Group sales	18,526	6,060	5,220	4,784	6,102	22,166	6,202	4,966	11,168
Intersegment sales	22,540	6,939	6,341	6,571	7,450	27,301	8,234	7,751	15,985
Excise taxes	—	—	—	—	—	—	—	—	—
Revenues from sales	41,066	12,999	11,561	11,355	13,552	49,467	14,436	12,717	27,153
Operating expenses	(18,230)	(5,922)	(5,057)	(4,904)	(6,011)	(21,894)	(6,539)	(6,172)	(12,711)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,142)	(1,240)	(1,100)	(1,187)	(1,437)	(4,964)	(1,393)	(1,513)	(2,906)
Adjusted operating income	17,694	5,837	5,404	5,264	6,104	22,609	6,504	5,032	11,536
Equity in net income (loss) of affiliates and other items	1,356	358	374	420	364	1,516	543	448	991
Tax on net operating income	(10,421)	(3,320)	(3,291)	(3,296)	(3,616)	(13,523)	(3,991)	(2,920)	(6,911)
Adjusted net operating income	8,629	2,875	2,487	2,388	2,852	10,602	3,056	2,560	5,616
Net cost of net debt
Non-controlling interests
Ajusted net income

(a) Except for per share amounts.

(M€)	2010	1Q11	2Q11		3Q11		4Q11	2011	1Q12	2Q12	1H12
Total expenditures	13,049	5,214	5,888		3,426		6,134	20,662	5,306	4,227	9,533
Total divestments	2,067	335	921		936		399	2,591	748	234	982
Cash flow from operating activities	15,617	4,654	4 801	*	4 042	*	3,547	17,044	5,766	5,298	11,064

* Reclassification of -823 M€ in the 2nd quarter, and +823 M€ in the 3rd quarter of intercompany transactions with no impact on the total of cash flow from operating activities

SUPPLY MARKETING

TOTAL

(unaudited)

(M€)	2010	1Q11	2Q11	3Q11	4Q11	2011	1Q12	2Q12	1H12
Non-Group sales	75,580	20,489	20,754	22,124	21,958	85,325	21,852	21,519	43,371
Intersegment sales	677	239	158	218	190	805	231	222	453
Excise taxes	(16,616)	(3,952)	(4,038)	(4,136)	(3,655)	(15,781)	(3,588)	(3,686)	(7,274)
Revenues from sales	59,641	16,776	16,874	18,206	18,493	70,349	18,495	18,055	36,550
Operating expenses	(57,613)	(16,208)	(16,395)	(17,766)	(18,027)	(68,396)	(17,988)	(17,764)	(35,752)
Depreciation, depletion and amortization of tangible assets and mineral interests	(506)	(115)	(112)	(129)	(140)	(496)	(122)	(189)	(311)
Operating income	1,522	453	367	311	326	1,457	385	102	487
Equity in net income (loss) of affiliates and other items	208	37	(37)	118	(495)	(377)	(69)	(14)	(83)
Tax on net operating income	(545)	(120)	(128)	(93)	(97)	(438)	(156)	(62)	(218)
Net operating income	1,185	370	202	336	(266)	642	160	26	186
Net cost of net debt
Non-controlling interests
Net income

Adjustments (a) (M€)	2010	1Q11	2Q11	3Q11	4Q11	2011	1Q12	2Q12	1H12
Non-Group sales	—	—	—	—	—	—	—	—	—
Intersegment sales	—	—	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—	—	—
Revenues from sales	—	—	—	—	—	—	—	—	—
Operating expenses	212	210	20	(1)	42	271	63	(148)	(85)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	(1)	(1)	—	(46)	(46)
Operating income (b)	212	210	20	(1)	41	270	63	(194)	(131)
Equity in net income (loss) of affiliates and other items	45	7	(49)	148	(469)	(363)	(21)	(8)	(29)
Tax on net operating income	(53)	(69)	(3)	(6)	—	(78)	(22)	47	25
Net operating income (b)	204	148	(32)	141	(428)	(171)	20	(155)	(135)
Net cost of net debt
Non-controlling interests
Net income

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	228	210	34	9	34	287	63	(146)	(83)
On net operating income	169	148	27	3	22	200	40	(99)	(59)

Adjusted (M€) (a)	2010	1Q11	2Q11	3Q11	4Q11	2011	1Q12	2Q12	1H12
Non-Group sales	75,580	20,489	20,754	22,124	21,958	85,325	21,852	21,519	43,371
Intersegment sales	677	239	158	218	190	805	231	222	453
Excise taxes	(16,616)	(3,952)	(4,038)	(4,136)	(3,655)	(15,781)	(3,588)	(3,686)	(7,274)
Revenues from sales	59,641	16,776	16,874	18,206	18,493	70,349	18,495	18,055	36,550
Operating expenses	(57,825)	(16,418)	(16,415)	(17,765)	(18,069)	(68,667)	(18,051)	(17,616)	(35,667)
Depreciation, depletion and amortization of tangible assets and mineral interests	(506)	(115)	(112)	(129)	(139)	(495)	(122)	(143)	(265)
Adjusted operating income	1,310	243	347	312	285	1,187	322	296	618
Equity in net income (loss) of affiliates and other items	163	30	12	(30)	(26)	(14)	(48)	(6)	(54)
Tax on net operating income	(492)	(51)	(125)	(87)	(97)	(360)	(134)	(109)	(243)
Adjusted net operating income	981	222	234	195	162	813	140	181	321
Net cost of net debt
Non-controlling interests
Ajusted net income

(a) Except for per share amounts.

(M€)	2010	1Q11	2Q11	3Q11	4Q11	2011	1Q12	2Q12	1H12
Total expenditures	1,019	109	1,132	48	545	1,834	198	212	410
Total divestments	83	21	27	1,380	527	1,955	45	20	65
Cash flow from operating activities	1,105	(55)	(54)	516	134	541	(444)	(140)	(584)

TOTAL signs two Production Sharing Contracts for Telen and Bengkulu I - Mentawai exploration blocks in Indonesia

On October 9, 2012, TOTAL announced that it has signed two Production Sharing Contracts (PSCs) with the Government of Indonesia represented by BPMIGAS (Executive Agency for Upstream Oil and Gas Business Activities), for the Telen and the Bengkulu I - Mentawai exploration blocks. The Group will hold a 100% participating interest in each PSC.

The Bengkulu I - Mentawai exploration block is located in the offshore Bengkulu Basin of the province of Bengkulu, in the South West of Sumatra, covering an area of 8,034 square kilometers with a water depth ranging from 400 to 1,000 meters.

The Telen exploration block is located in the offshore Kutei Basin of the province of East Kalimantan, covering an area of 2,369 square kilometers with water depths in the range of 300 to 1,000 meters and which is adjacent to the country’s most prolific gas producing offshore Mahakam block operated by TOTAL.

The exploration program envisages, for the first three years, a 3D-seismic study to be carried out on the Bengkulu I - Mentawai block and an exploration well to be drilled on the Telen block.

Papua New Guinea: TOTAL acquires interests in exploration blocks

On October 9, 2012, TOTAL announced the signature of agreements with Oil Search Limited (“Oil Search”) for the acquisition of a 40% interest in offshore licenses PPL 234 and PPL 244, a 50% interest in offshore license PRL 10 and the option to acquire a 35% interest in onshore licenses PPL 338 and PPL 339. All of the licenses are located in the Gulf of Papua region. The offshore blocks lay in water depths ranging up to 100 meters.

The objective of TOTAL and Oil Search is to explore and appraise these five licenses situated in areas with a high potential for gas discoveries. Oil Search will retain the operatorship for the exploration activities. Two exploration wells are planned to be drilled in early 2013.

In addition, TOTAL and Oil Search have agreed to form a strategic partnership to assess other opportunities in Papua New Guinea (PNG).

The transaction is subject to approval by PNG authorities.

Norway: TOTAL exchanges assets with ExxonMobil in the North Sea

On October 8, 2012, TOTAL announced an exchange of interests with ExxonMobil in a range of producing and undeveloped North Sea assets on the Norwegian Continental Shelf.

In exchange for its interests in the PL089 license (5.6%) and the Sygna (2.52%), Statfjord Øst (2.8%) and Snorre (6.18%) fields, TOTAL will receive ExxonMobil’s 4.7% interest in the Oseberg field and its 4.33 % interest in the Oseberg transportation system, together with its interests in the PL029c license (100%) and the PL029b license (30%), which contain part of the Dagny field. In addition, minor cash compensation will also be paid by TOTAL to ExxonMobil.

Oseberg is one of the largest oil and gas fields in the Norwegian North Sea, and includes a number of satellite fields currently under development. Final Investment Decision (FID) of the Dagny field development is expected before the end of 2012.

Following the assets exchange with ExxonMobil, TOTAL’s interest in the Oseberg field will increase from 10% to 14.7% and in the Dagny field from 6.54% to 39.54%.

This exchange is expected to close before the end of 2012. It remains subject to the approval of the Norwegian authorities.

Norway: TOTAL starts up production at the Atla field

On October 8, 2012, TOTAL announced the start-up of its Atla gas condensate field in the Norwegian North Sea. Atla was brought into production two years after completion of exploration drilling.

The Atla field is part of the PL102C license and is located in block 25/5. Partners are Total E&P Norge (40%, operator), Petoro (30%), Centrica (20%) and Det Norske (10%). The field was developed subsea with a tieback to the existing Skirne/Byggve subsea system, operated by TOTAL, which is connected to the Heimdal host platform located twenty-four kilometers southwest. The Atla field is expected to produce gas at an average flow rate of 14,000 boe/d including 2,500 b/d of condensates, in 2013.

Outlook and objectives

On September 24, 2012, Chairman & CEO Christophe de Margerie presented the financial community with TOTAL’s outlook and objectives for the next few years and beyond. He outlined TOTAL’s ability to deliver near-term profitable growth, provided examples of the Group’s new dynamic in action, and emphasized the priority of creating value for shareholders and all stakeholders.

Key messages included:

•                  Delivering near-term profitable growth: TOTAL provided details to support its confidence in targeted production growth. Over 2011-15, this growth of approximately 3% per year on average is based on projects that are already either in production or under development. For 2017, based on its portfolio of high-quality projects, TOTAL estimates production potential of approximately 3 Mboe/d, noting that 70% of the new production needed to achieve this growth is already in production or under development. TOTAL’s portfolio of Upstream start-ups for 2011-17 offers highly competitive returns, and it is strengthening TOTAL’s position as an industry leader in deep offshore and LNG.

•                  New dynamic in action: The strategic vision articulated and set in motion by management last year is progressing. TOTAL’s bold exploration program is focused on high-risk, high-reward prospects, and new acreage has added to the potential for giant discoveries. The ongoing restructuring of the Refining & Chemicals segment is expected to provide an additional $650 million (approximately €500 million) per year of net results by 2015 through improved efficiencies and synergies. In addition, TOTAL introduced a $15-20 billion (approximately €12-15 billion) asset sale program over 2012-14, reinforcing that active portfolio management is integrated into TOTAL’s strategy.

•                  Creating value for shareholders: Free cash flow in 2012-14 is expected to be enhanced by contributions from accretive start-ups, Downstream restructuring and the announced asset sale program. Accelerating free cash flow growth is expected during the 2015-17 period. TOTAL’s strong balance sheet and well-managed gearing ratio provide additional financial flexibility to adapt to changes in the environment and capitalize on opportunities. At the end of the second quarter 2012, TOTAL announced an increase of 3.5% to its quarterly dividend. This dividend increase further demonstrates management’s confidence in the Group’s outlook.

Mozambique: TOTAL farms into the Rovuma Basin

On September 24, 2012, TOTAL announced the signature of a farm-in agreement with the Malaysian state-owned company, Petronas, for the acquisition of a 40% interest in the Production Sharing Contract covering the offshore blocks area 3 and area 6 located in the prolific Rovuma Basin. Petronas will retain the operatorship. The two blocks cover an area of 15,250 square kilometers with water depths ranging up to 2,500 meters. An exploration well is planned by year-end.

The transaction is subject to the approval of the Mozambique government.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•                  material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•                  changes in currency exchange rates and currency devaluations;

•                  the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•                  uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•                  uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•                  changes in the current capital expenditure plans of TOTAL;

•                  the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•                  the financial resources of competitors;

•                  changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•                  the quality of future opportunities that may be presented to or pursued by TOTAL;

•                  the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•                  the ability to obtain governmental or regulatory approvals;

•                  the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•                  the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•                  changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•                  the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•                  the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2011.